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                       U. S. SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C.  20549

CUSIP Number 20461V 10 1                                         SEC File Number
                                                                 0-27832
                                     FORM 12B-25
                             NOTIFICATION OF LATE FILING

                                     (Check One)
               ( )Form 10-KSB ( ) Form 10-K ( )Form 11-K (  )Form 20-F
                     (X)Form 10-QSB ( ) Form 10-Q ( ) Form N-SAR

     For Period Ended:  July 31, 1998

     ( )  Transition Report on Form 10-K
     ( )  Transition Report on Form 20-F
     ( )  Transition Report on Form 11-K
     ( )  Transition Report on Form 10-Q
     ( )  Transition Report on Form N-SAR
     For the Transition Period Ended:


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Read Attached Instruction Sheet Before Preparing Form.  Please Print or Type.

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If the notification relates to a portion of the filing checked above, identify the Items(s) to which the notification relates:
                                         n/a

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PART I - REGISTRANT INFORMATION

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Full Name of Registrant:  COMPOST AMERICA HOLDING COMPANY, INC.

Former Name if Applicable:   n/a

Address of Principal Executive Office (Street and Number): 320 Grand Avenue

City, State and Zip Code:  Englewood, New Jersey 07631


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PART II - RULES 12B-25 (b) AND (c)

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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check if appropriate)

( ) (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(X) (b) The subject annual report or semi-annual report/portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report/portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

( ) (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III - NARRATIVE

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State below in reasonable detail the reasons why the Form 10-K, 10-KSB, 11-K,
20-F, 10-Q, 10-QSB or N-SAR or portion thereof could not be filed within the prescribed time period.

The Company's Form 10-KSB for its fiscal year ended April 30, 1998 has not yet been filed because the financial statements which constitute a part thereof have not yet been finalized. The Company needs these financial statements to be finalized to provide the opening balances for its fiscal quarter ended July 31, 1998.

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PART IV - OTHER INFORMATION

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(1)  Name and telephone number of person to contact in regard to this information:  Mark Gasarch, Esq.  (212) 956-9595

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

               ( ) Yes             (X) No

1.   Form 10-KSB for the fiscal year ended April 30, 1998


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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

               (x) Yes             ( ) No


     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results can not be made. -See attached explanation.



                        COMPOST AMERICA HOLDING COMPANY, INC.
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                     (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date:  September 14, 1998               By  /s/ Roger E. Tuttle
                                           --------------------------
                                           Roger E. Tuttle, President









INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

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                                      ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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                      COMPOST AMERICA HOLDING COMPANY, INC.
                                 Form 12b-25

        Part IV. (3) - Significant Changes in Results of Operations
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     For the fiscal quarter ended July 31, 1997 the Company had no revenues from operations, $137,836 "other revenues" and a loss from operations of $1,395,605. For the fiscal quarter ended July 31, 1998 the Company anticipates reporting total revenues of approximately $6,200,000 and a loss from operations of approximately $1,300,000.

     For the fiscal quarter ended July 31, 1997 the Company had no operations. Since that time, the Company acquired EPIC, Inc., an operating company, which is now an operating subsidiary of the Company. The Company's revenues from operations for the fiscal quarter ended July 31, 1998 primarily reflects the revenues from operations of EPIC, Inc.



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